UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VeriSign, Inc.
(Name of Subject Company (issuer))

VeriSign, Inc.
(Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under the VeriSign, Inc. 2001 Stock Incentive Plan
(Title of Class of Securities)

92343E102
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

James M. Ulam, Esq.
Senior Vice President, General Counsel
VeriSign, Inc.
487 East Middlefield Road
Mountain View, California 94043
(650) 961-7500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey R. Vetter, Esq.
R. Gregory Roussel, Esq.
FENWICK & WEST LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee
Transaction valuation	Amount of filing fee
$127,379,078	$11,719*

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 14,144,587 shares of common stock of VeriSign, Inc. having an aggregate value of $127,379,078 as of November 20, 2002 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 times the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.    SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated November 27, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the issuer is VeriSign, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 487 East Middlefield Road, Mountain View, California 94043, and its telephone number is (650) 961-7500.

(b)	Securities.

This Schedule TO relates to an offer by the Company to domestic employees of the Company or its subsidiaries to exchange options outstanding under the VeriSign, Inc. 2001 Stock Incentive Plan (the “2001 Plan”) to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) for new stock options (the “New Options”) to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Participate (the options submitted for exchange, the “Cancelled Options”). The New Options will be granted by the Company under the 2001 Plan, and upon the terms and conditions described in the Offer to Exchange and the related Election to Participate (and together with the Offer to Exchange, as they may be amended from time to time, the “Stock Option Exchange Program”), attached hereto as Exhibit (a)(1) and (a)(2).

Directors and executive officers are not eligible to participate in the Stock Option Exchange Program.

As of November 20, 2002, options to purchase 18,133,243 shares were outstanding under the 2001 Plan.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference. No trading market exists for the options to purchase VeriSign Common Stock that are subject to the Offer to Exchange.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“New Options; Expiration Date”), Section 3 (“Procedures for Electing to Participate in the Stock Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Stock Option Exchange Program”), Section 8 (“Source and Amount of Consideration”), Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”) and Section 14 (“Extension of the Stock Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations and Recommendations.

Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning VeriSign; Factors That You Should Consider When Making Your Decision—Selected Financial Data”) and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange (“Information Concerning VeriSign; Factors That You Should Consider When Making Your Decision”).

(b)	Pro Forma Information.

Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

ITEM 12.    EXHIBITS.

Exhibit Number	Description

(a)(1)	Offer to Exchange Dated November 27, 2002.

(a)(2)	Form of Election to Participate.

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange.

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.

(a)(5)	Form of Notice of Withdrawal.

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: November 27, 2002	VERISIGN, INC.

	By:	/s/ JAMES M. ULAM
James M. Ulam
Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange Dated November 27, 2002.

(a)(2)	Form of Election to Participate.

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange.

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.

(a)(5)	Form of Notice of Withdrawal.

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.